

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2020

Jennifer K. Simpson
President and Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway, Suite 22C
New York, New York 10019

      Re: Delcath Systems, Inc.
          Registration Statement on Form S-1
          Filed December 30, 2019
          File No. 333-235751

Dear Dr. Simpson:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Irene Paik at 202-551-6553 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: John D. Hogoboom